

July 5, 2011

Via Email
Paul Roszel
Chairman
Maydao Corporation
4804 Skycrest Park Cove
Salt Lake City, Utah 84108

> **Re:** **Maydao Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 29, 2011**
> **File No. 000-30550**

Dear Mr. Roszel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you disclose the voting requirement in the proxy card. Please also disclose the vote required by shareholders for the approval of each proposal in the proxy statement. See Item 21 of Schedule 14A. Explain whether your majority shareholder, Inter-Continental Recycling, Inc., that holds 53.74% of your outstanding shares intends to vote on the proposals and what effect this will have on the outcome of the vote.

Proposal Number 3 – To Ratify the Consent Resolution of the Board of Directors of Oldwebsites.com, Inc. Regarding Dissolution…, page 10

2. Please revise your filing to disclose whether a shareholder vote is required under state law for the dissolution of the company. We note that Utah Revised Business Corporation Act Section 16-10a-1402 states that the dissolution of a company

"must be approved by each voting group entitled to vote separately on the proposal, by a majority of all the votes entitled to be cast on the proposal by that voting group, unless a greater vote is required by the articles of incorporation, the initial bylaws or the bylaws." However, you state in the proxy card that the vote regarding the dissolution of the company requires the affirmative vote of a majority of the votes cast at the meeting. This appears to be inconsistent with the Utah statute. Please advise.

3. Please be advised that the dissolution of the company is subject to the requirements of Item 14 of Schedule 14A and, as such, you should revise your disclosure to ensure that it complies with all of the applicable requirements of that Item. For instance, without limitation, please expand your disclosure to address more specifically the background and reasons for the dissolution as well as to describe in material detail the plan of dissolution. Your disclosure should provide shareholders with all of the material information and terms of the proposed dissolution. For instance, we note your statements that "the Board of Directors felt that [it] had exhausted all of its options," though you have not described in what ways the Board "exhausted" the options available to it, and that the Board instructed Paul Roszel to explore the "necessary obligations and requirements" for an orderly dissolution or wind down of the Company, though these obligations and requirements are not described in your document. Regarding your plan of dissolution, please include a discussion of the steps required by you to cause the dissolution of the company if the proposal is approved and a clear statement as to what consideration, if any, shareholders would receive in the event that the company is dissolved.

4. Please revise to discuss the general effect on shareholders if the proposal to dissolve the company is approved. In this regard, disclose the number of shareholders you have as of a recent practicable date, what will happen to the shares held by those shareholders, whether the shares will continue to be quoted on the OTC Bulletin Board, and how the company intends to handle the remaining assets of the company. Also revise to discuss your planned course of action and the effect on the company if shareholders do not ratify the proposal to dissolve the company.

5. Please tell us how you considered the financial statement requirements in Item 14(b)(8) through (b)(11) of Schedule 14A.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453, or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via Email
        Steven L. Taylor, Esq.